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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------

                             Amendment No. 3 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                             Amendment No. 4 to
                                SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                          ------------------------

                             RELTEC CORPORATION
                         (Name of Subject Company)
                           GEC Acquisition Corp.
                              GEC Incorporated
                               GPT (USA) Inc.
                    The General Electric Company, p.l.c.
    (Not Affiliated with the U.S. Based Corporation With a Similar Name)
                                 (Bidders)
                          ------------------------


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                          ------------------------

                                759527-10-4
                 (CUSIP Number of Each Class of Securities)

                          ------------------------


                            Patricia A. Hoffman
                              GEC Incorporated
                 (c/o Videojet Systems International, Inc.)
                           1500 Mittel Boulevard
                          Wood Date, IL 60191-1073
                               (603) 238-3995

        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                          ------------------------



           Copy to:                                Copy to:
      Jeffrey I. Gordon, Esq.                Philip A. Gelston, Esq.
    Mark S. Wojciechowski, Esq.              Cravath, Swaine & Moore
        Mayer, Brown & Platt                     Worldwide Plaza
           1675 Broadway                        825 Eighth Avenue
         New York, NY 10019                    New York, NY 10019
           (212) 506-2500                        (212) 474-1000


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                             Page 1 of 8 pages
                          Exhibit Index on page 8

                               14D-1 and 13D
CUSIP No.  759527-10-4                                Page 2 of 8 pages
----------------------                                -----------------

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GEC Acquisition Corp.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS

     AF

  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,831,283

  8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]
  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING

 10  TYPE OF REPORTING PERSON

     CO

                             Page 2 of 8 pages
                          Exhibit Index on page 8

                               14D-1 and 13D
CUSIP No.  759527-10-4                                Page 3 of 8 pages
----------------------                                -------------------------

      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GEC Incorporated

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [ ]

      3  SEC USE ONLY

      4  SOURCE OF FUNDS

         AF

      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]

      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283

      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING

     10  TYPE OF REPORTING PERSON

         CO



                             Page 3 of 8 pages
                          Exhibit Index on page 8

                               14D-1 and 13D
CUSIP No.  759527-10-4                                Page 4 of 8 pages
----------------------                                -----------------

      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GPT (USA) Inc.

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [ ]

      3  SEC USE ONLY

      4  SOURCE OF FUNDS

         AF

      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]

      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283

      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING

     10  TYPE OF REPORTING PERSON

         CO


                             Page 4 of 8 pages
                          Exhibit Index on page 8

                               14D-1 and 13D
CUSIP No.  759527-10-4                                Page 5 of 8 pages
----------------------                                -----------------

      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The General Electric Company, p.l.c.

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [ ]

      3  SEC USE ONLY

      4  SOURCE OF FUNDS

         BK, OO

      5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]

      6  CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES

      7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         45,831,283

      8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]

      9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         APPROXIMATELY 81.2% OF THE COMMON STOCK OUTSTANDING

     10  TYPE OF REPORTING PERSON

         CO
                             Page 5 of 8 pages
                          Exhibit Index on page 8

     GEC Incorporated, GEC Acquisition Corp. and The General Electric Company, p.l.c. hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Amendment No. 1 Statement on Schedule 13D originally filed on March 5, 1999, as subsequently amended (the "Statement"), with respect to an offer (the "Offer") to purchase all outstanding shares of common stock, $0.01 par value, of RELTEC Corporation, a Delaware corporation (the "Company") on the terms described in the Offer to Purchase dated March 5, 1999, as subsequently amended. Capitalized terms not defined have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

          (a) the following shall be added to the Offer to Purchase incorporated therein by reference:

          "Pursuant to the terms of the Merger Agreement and the Stockholder Agreement, GEC Acquisition Corp. has assigned all of its rights and obligations under the Merger Agreement and the Stockholder Agreement to GPT (USA) Inc., which is also an indirect subsidiary of GEC, p.l.c. This assignment has been effected through an Assignment Agreement dated as of April 7, 1999 (the "Assignment Agreement"), among Parent, GEC Acquisition Corp. and GPT (USA) Inc., a copy of which is attached hereto as Exhibit (c)(5) and is incorporated herein by reference. As a result of the assignment, GPT (USA) Inc. (and not GEC Acquisition Corp.) will purchase all Shares tendered in the Offer and merge with and into the Company in the Merger. Therefore, all references to the "Purchaser" in the Statement and all exhibits thereto shall be to GPT (USA) Inc. and not GEC Acquisition Corp., unless the context otherwise clearly requires. In accordance with the Merger Agreement and the Stockholder Agreement, neither Parent nor GEC Acquisition Corp. shall be relieved of their obligations thereunder, including the obligations to fund the Offer."

          (b) the first paragraph of Section 9 "Certain Information Concerning the Purchaser, Parent and GEC, p.l.c." of the Offer to Purchase incorporated therein by reference shall be amended and restated as follows:

          "The Purchaser, a Delaware corporation, was incorporated in 1982. It has not conducted any operating activities since 1994. The Purchaser is in the early stages of developing data transmission technology that transmits data from vending machines to distribution centers. The principal executive office of the Purchaser is located at 1500 Mittel Boulevard, Wood Dale, IL 60191-1073 (c/o Videojet Systems International, Inc.). All outstanding shares of common stock of the Purchaser are owned by GPT North America Inc., which is a holding company all the outstanding shares of which are owned directly by Parent."

Item 11. Material to Be Filed as Exhibits.

     (c)(5) Assignment Agreement dated as of April 7, 1999 among GPT (USA) Inc., GEC Acquisition Corp. and Parent.


                             Page 6 of 8 pages
                          Exhibit Index on page 8

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 1999

                                         GPT (USA) INC.

                                         By  /s/ Patricia Hoffman
                                             -------------------------
                                             Name:  Patricia Hoffman
                                             Title:  Director


                                         GEC ACQUISITION CORP.,

                                         By  /s/Patricia Hoffman
                                             -------------------------
                                             Name:  Patricia Hoffman
                                             Title:  Director


                                         GEC INCORPORATED,

                                         By  /s/ Michael Lester
                                             -------------------------
                                             Name:  Michael Lester
                                             Title:  Director


                                         THE GENERAL ELECTRIC COMPANY, P.L.C.,

                                         By  /s/ Michael Lester
                                             -------------------------
                                             Name:  Michael Lester
                                             Title:  Director


                             Page 7 of 8 pages
                          Exhibit Index on page 8

                               EXHIBIT INDEX

Exhibit                                                        Page
Number             Exhibit Name                               Number

(c)(5)     Assignment Agreement dated as of April 7, 1999,
           among GPT (USA) Inc., GEC Acquisition Corp. and
           Parent............................................


                             Page 8 of 8 pages
                          Exhibit Index on page 8